[Letterhead of Patriot Capital Funding, Inc.]
August 7, 2008
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0506
Re: Patriot Capital Funding, Inc. Rule 17g-1(g) Fidelity Bond Filing
Ladies and Gentlemen:
     On behalf of Patriot Capital Funding, Inc. (the “Company”), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:
1.	a copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.	a Certificate of the Corporate Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the Fidelity Bond and a statement as to the period for which premiums have been paid.
     If you have any questions regarding this submission, please do not hesitate to call me at (203) 429-2727.

Very truly yours,

/s/ William E. Alvarez, Jr.

William E. Alvarez, Jr. Executive Vice President Chief Financial Officer and Secretary
Enclosures

CERTIFICATE OF SECRETARY
     The undersigned, William E. Alvarez, Jr., Executive Vice President, Chief Financial Officer and Secretary of Patriot Capital Funding, Inc., a Delaware corporation (the “Company”), does hereby certify that:
1.	This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2.	The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3.	Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Board of the Directors who are not “interested persons” of the Company, as such term is defined by the 1940 Act, approving the amount, type, form and coverage of the Bond.

4.	Premiums have been paid for the period July 28, 2008 to July 28, 2009.
     IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 7th day of August, 2008.

/s/ William E. Alvarez, Jr.

William E. Alvarez, Jr. Executive Vice President Chief Financial Officer and Secretary

Exhibit A
Excerpt from the minutes of the
meeting of the Board of Directors
of Patriot Capital Funding, Inc. held
on June 24, 2008
Approval of Fidelity Bond
     WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, requires each business development company (a “BDC”), such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the BDC who may singly, or jointly with others, have access to the securities or funds of the BDC, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a “covered person”); and
     WHEREAS, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured (a “single insured bond”), or (iii) a bond which names the Company and one or more other parties as insureds (a “joint insured bond”), as permitted by Rule 17g-1; and
     WHEREAS, Rule 17g-1 requires that a majority of directors who are not “interested persons” of the BDC, as such term is defined under the 1940 Act (the “Disinterested Directors”) approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in the Rule which are described in the accompanying memorandum attached hereto; and
     WHEREAS, the Board of Directors, including all of the Disinterested Directors, have considered the expected aggregate value of the securities and funds of the Company to which the Company’s officers and employees may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, and all other factors deemed relevant by the Board of Directors, including such Disinterested Directors;
     NOW, THEREFORE, BE IT RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that Authorized Officers be, and hereby are, authorized by and on behalf of the Company to negotiate, execute and deliver such documents or agreements as may be necessary to cause a new fidelity bond (the “New Fidelity Bond”) to be issued by Aon Risk Services upon expiration of the Company’s current Fidelity Bond; provided, that (i) such New Fidelity Bond is issued on substantially the same terms and conditions as the current Fidelity Bond, except that the New Fidelity Bond will be in an amount equal to $5,000,000; and
     FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that the terms of the New Fidelity Bond, including the amount of coverage, form and premium for such bond, be, and hereby are determined to be fair and reasonable; provided, that such New Fidelity Bond is issued in conformity with the foregoing resolution; and
     FURTHER RESOLVED, by the Board of Directors, including all of the Disinterested Directors, that each of the officers of the Company be, and hereby is, authorized to file a copy of the New Fidelity Bond with the U.S. Securities and Exchange Commission; and
     FURTHER RESOLVED, that each of the officers of the Company is hereby authorized in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and
     FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer and the Chief Financial Officer of the Company (the “Authorized Officers”).

U.S. SPECIALTY INSURANCE COMPANY
ADMINISTRATIVE OFFICES: 13403 NORTHWEST FREEWAY. HOUSTON. TEXAS 77040
DECLARATIONS
FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

Broker:	2500428	Bond Number: U708-45016
	AON RISK SERVICES	Renewal of: NEW

Item 1. Named Insured:	PATRIOT CAPITAL FUNDING, INC.
Principal Address:	274 RIVERSIDE AVENUE WESTPORT, CT 06880

Item 2. Bond Period: From 7/28/08 To 7/28/09
12:01 a.m. Standard Time at the Principal Address Stated in Item 1
Item 3. Aggregate Limit of Liability: $         5,000,000         during the Bond Period.

Item 4. Subject to Sections 4 and 11 hereof, the Single Loss Limit of Liability is	$5,000,000
and the Single Loss Deductible is	$50,000
Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above.

	Single Loss Limit of
	Liability		Single Loss Deductible
Basic Coverage (A, B, C)		$5,000,000	$50,000
Insuring Agreement (D) – FORGERY OR ALTERATION		$5,000,000	$50,000
Insuring Agreement (E) – SECURITIES		$5,000,000	$50,000
Insuring Agreement (F) – COUNTERFEIT CURRENCY	$
Covering on Partners	$
Optional Insuring Agreements and Coverages (check if purchased)
☐FRPM (Fraudulent Real Property Mortgages)	$
☑ Facsimile Signature		$5,000,000	$50,000
☑ Computer System Fraud		$5,000,000	$50,000
☑ Voice Initiated Transfer Fraud		$5,000,000	$50,000
☑ Telefacsimile Transfer Fraud		$5,000,000	$50,000
☐ Destruction of Data by Virus	$
☐Unauthorized Signature	$
☐Claims Expense	$
☑ Audit Expense		$25,000	$2,500
☐Stop Payment Legal Liability	$
Item 5. Form numbers of riders attached at issuance: (1) FN0188X, (2) FN0028, (3) FN0032, (4) FN0041, (5) FN0050, (6) FN0081, (7) FN0084, (8) FN0088, (9) FN0106, (10) FN0007, (11) FN0143, (12) FN0015, (13) FN0127, (14) FN0066.
Item 6. The Insured by acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s)
such termination or cancellation to be effective as of the time this bond becomes effective.
Notice of Loss: Director of Claims, Professional Indemnity Agency, Inc., 37 Radio Circle Drive, Mt. Kisco, New York 10549
Premium:      $ 10,246.00

Authorized Representative
5867 (6/90)

     The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:
INSURING AGREEMENTS
FIDELITY
(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.
     Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:
(a)	to cause the Insured to sustain such loss, and
(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.
     As used in this Insuring Agreement, financial benefit does not include any-employee benefits earned in the normal course of employment, including: salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.
ON PREMISES
(B)
(1)	Loss of Property resulting directly from
(a)	Robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or
(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured, while the Property is lodged or deposited within offices or premises located anywhere.
(2)	Loss of or damage to
(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or
(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief, provided that
(i) the insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii) the loss is not caused by fire.
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IN TRANSIT
(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of
(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b)	a Transportation Company and being transported in an armored motor vehicle, or
(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:
(i) records, whether recorded in writing or electronically, and
(ii) Certificated Securities issued in registered form and not endorsed, or with restrictive endorsements, and
(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.
     Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.
FORGERY OR ALTERATION
(D) Loss resulting directly from
(1)	Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit,
(2)	Transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
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SECURITIES
(E) Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others,
(1)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original
(a)	Certificated Security,
(b)	deed, mortgage or other Instrument conveying title to, or creating or discharging a lien upon, real property,
(c)	Evidence of Debt,
(d)	Instruction to a Federal Reserve Bank of the United States, or
(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States
     which
(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
(ii) is altered, or
(iii) is lost or stolen,
(2)	guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above:
(3)	acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.
A mechanically reproduced facsimile signature is treated the same as a handwritten signature.
COUNTERFEIT CURRENCY
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.
GENERAL AGREEMENTS
NOMINEES
A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.
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ADDITIONAL OFFICES OR EMPLOYEES - CONSOLIDATION, MERGER OR PURCHASE OF ASSETS — NOTICE
B. If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another Institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.
     If the insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which
     (a) has occurred or will occur in offices or premises, or
     (b) has been caused or will be caused by an employee or employees of such institution, or
     (c) has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall
(1)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(2)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(3)	upon obtaining such consent, pay to the Underwriter an additional premium.
CHANGE OF CONTROL-NOTICE
C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.
     As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.
     Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.
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REPRESENTATION OF INSURED
D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
     Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.
JOINT INSURED
E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.
NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND
F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured’s liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwater.
     The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured’s name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.
     If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys’ fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.
     If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys’ fees, costs and expenses incurred by the Insured.
     With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured most notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.
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CONDITIONS AND LIMITATIONS
DEFINITIONS
Section 1. As used in this bond:
  (a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.
  (b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.
  (c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	represented by an instrument issued in bearer or registered form;

(2)	of a type commonly draft in on securities exchanges or markets or commonly recognized in any area in which it is issued or dead in as a medium for investment; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
  (d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.
  (e) Employee means
(1)	a natural person in the service of the Insured at any of the Insured’s offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured’s supervision at any of the Insured’s offices or premises covered hereunder; and a guest student pursuing studies or duties in any of said offices or premises;

(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or pro-grams), herein called Processor, (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second
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paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.) and

(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.
 (f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer’s debt to the Insured.
 (g) Financial Interest in the Insured of the Insured’s general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:
(1)	as respects general partners the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:
(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond:
provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial interest in the insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partners’ investment in the Insured.
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     (h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one’s own name signed with or without authority, in any capacity, for any purpose.
     (i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.
     (j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.
     (k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.
     (l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.
     (m) Negotiable Instrument means any writing
(1)	signed by the maker or drawer; and

(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3)	is payable on demand or at a definite time; and

(4)	is payable to order or bearer.
     (n) Partner means a natural person who
(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured.
     (o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated.
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(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
(1)	a description of the Issue of which the Uncertificated Security is a part;

(2)	the number of shares or units:
(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;

(c)	released from pledge by the registered pledgee;

(d)	registered in the name of the registered owner on the date of the statement; or

(e)	subject to pledge on the date of the statement;
(3)	the name and address of the registered owner and registered pledgee;

(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5)	the date:
(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b)	the pledge of the registered pledgee was registered; or

(c)	of the statement, if it is a periodic or annual statement.
(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.
(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:
(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.
(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer’s account in the amount of funds stated therein.
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EXCLUSIONS
Section 2. This bond does not cover:
     (a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D) or (E);
     (b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;
     (c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;
     (d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;
     (e) loss resulting directly or indirectly from the complete or partial non-payment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses; except when covered under Insuring Agreements (A), (D) or (E);
     (f) loss resulting from any violation by the Insured or by any Employee
(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;
     (g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);
     (h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;
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     (i) loss resulting directly or indirectly from transactions in a customer’s account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer’s account by an Employee provided such unlawful withdrawal and conversion is covered under insuring Agreement (A);
     (j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;
     (k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
(1)	in obtaining credit or funds, or

(2)	in gaining access to automated mechanical devices which, on behalf of the insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

(3)	in gaining access to point of sale terminals, customer bank communication terminals, or similar electronic terminals of electronic funds transfer systems, whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the insured, except when covered under Insuring Agreement (A);
     (l) loss involving automated mechanical devices which, on behalf of the insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);
     (m) loss through the surrender of Property away from an office of the Insured as a result of a threat
(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);
     (n) loss resulting directly or indirectly from payments made or withdrawals from a depositor’s or customer’s account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);
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     (o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);
     (p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);
     (q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);
     (r) loss of Property while
(1)	in the mail, or

(2)	in the custody of any Transportation Company, unless covered under Insuring Agreement (C), except when covered under Insuring Agreement (A);
     (s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;
     (t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;
     (u) all fees, costs and expenses incurred by the Insured
(1)	in establishing the existence of or amount of loss covered under this bond, or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;
     (v) indirect or consequential loss of any nature;
     (w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);
     (x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;
     (y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;
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     (z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;
     (aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.
DISCOVERY
     Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.
     Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.
LIMIT OF LIABILITY
Section 4.
Aggregate Limit of Liability
     The Underwriter’s total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.
     Upon exhaustion of the Aggregate Limit of Liability by such payments:
(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.
     The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.
Single Loss Limit of Liability
     Subject to the Aggregate Limit of Liability, the Underwriter’s liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.
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Single Loss Defined
     Single Loss means all covered loss, including court costs and attorneys’ fees incurred by the Underwriter under General Agreement F, resulting from
(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d)	any one casualty or event not specified in (a), (b) or (c) preceding.
NOTICE/PROOF-LEGAL PROCEEDINGS AGAINST UNDERWRITER
     Section 5.
(a)	At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)	Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)	Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)	Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)	If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)	This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.
VALUATION
     Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United Stales of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.
Securities
     The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market
Copyright, The Surety Association of America, 1997

value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.
     If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.
Books of Account and Other Records
     In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.
Property other than Money, Securities or Records
     In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.
Set-Off
     Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A).
ASSIGNMENT-SUBROGATION-RECOVERY-COOPERATION
Section 7.
     (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the insured’s rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.
     (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured’s rights of recovery therefor against any person or entity to the extent of such payment.
     (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured’s loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured’s claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.
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(d) Upon the Underwriter’s request and at reasonable times and places designated by the Underwriter the Insured shall
(1)	submit to examination by the Underwriter and subscribe to the same under oath; and

(2)	produce for the Underwriter’s examination all pertinent records; and

(3)	cooperate with the Underwriter in all matters pertaining to the loss.
(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.
LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE
     Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.
     If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancellation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.
OTHER INSURANCE OR INDEMNITY
     Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.
OWNERSHIP
     Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity. or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.
DEDUCTIBLE AMOUNT
     Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.
     The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.
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TERMINATION OR CANCELLATION
     Section 12. This bond terminates as an entirety upon occurrence of any of the following:-(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.
     This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.
     Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.
     In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.
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Rider

Number: 1	FN0188
This endorsement effective on 8/01/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
     It is agreed that:
1.	Subsection (d) of Section 5 of the Bond or subsection (g) of Section 5 of the Policy is deleted and replaced by the following:

Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter/Company or after the expiration of 36 months from the discovery of such loss.

2.	Part (a) of the section entitled “Termination or Cancellation” of the bond/policy is deleted and replaced by the following:
A.	If this bond/policy has been in effect for sixty days or more, or if it is a renewal of a bond/policy by the Underwriter/Company issued, the Underwriter/Company may cancel the bond/policy by giving written notice:

(1)	10 days before the effective date of cancellation for one or more of the following reasons:
(a)	Non-payment of premium;

(b)	Conviction of a crime arising out of acts increasing the hazard insured against;

(c)	Discovery of fraud or material misrepresentation by the Insured on obtaining the policy or in perfecting any claim thereunder;

(d)	Discovery of any willful or reckless act or omission by the Insured increasing the hazard insured against; or

(e)	A determination by the Commissioner that continuation of the bond/policy would violate or place the Underwriter/Company in violation of the law; or
(2)	60 days before the effective date of cancellation for one or more of the following reasons:
(a)	Physical changes in the property which increase the hazard insured against;

(b)	A material increase in the hazard insured against; or

(c)	A substantial loss of reinsurance by the Underwriter/Company affecting this particular line of reinsurance.

B.	If the Underwriter/Company cancels this bond/policy, it will deliver or send by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing, written notice of cancellation at the last mailing address known to the Underwriter/Company.
3.	The following is added as the final paragraph of the Section entitled “Termination or Cancellation”:

If the Underwriter/Company elects not to renew this bond/policy, it will mail or deliver to the Insured written notice of non-renewal, stating the reasons for non-renewal, at least 60 days prior to the expiration of this bond/policy. The notice will be delivered or sent by registered or certified mail or by mail evidenced by a United States Post Office certificate of mailing to the Insured at the last mailing address known to the Underwriter/Company. If notice is mailed, proof of mailing will be sufficient proof of notice.

Authorized Representative

CONNECTICUT STATE RIDER/ENDORSEMENT FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORM NOS. 14, 15, 24 AND 25 AND EXCESS BANK EMPLOYEE DISHONESTY BONDS, STANDARD FORM NO.28, AND COMPUTER CRIME POLICY FOR FINANCIAL INSTITUTIONS TO COMPLY WITH CONNECTICUT STATUES.

Rider

Number: 2	FN0028
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708—45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
AMEND REPRESENTATION OF INSURED #2
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	General Agreement D REPRESENTATION OF INSURED is hereby deleted and replaced by the following:
“REPRESENTATION OF INSURED
D.	The Insured represents that the Information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.
Any intentional Misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.”
     ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 3	FN0032
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
AUDIT EXPENSE #1
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	An additional paragraph, as follows, is added to the Fidelity Insuring Agreement.

     Audited Expense Coverage 25,000 in the aggregate which is part of, and not in addition to, the Aggregate Limit of Liability shown on the
Declaration Page of this Bond; a deductible of 2,500 applies to each and every loss.
Expense incurred by the Insured for that part of the costs of audits or examinations required by State of Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite “Audit Expense Coverage”; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph if Insuring Agreement (A) shall be part of, and not in addition to, the Single Loss Limit of Liability stated in Item 4. of the Declarations.
2.	The following paragraph is substituted for Exclusions, Section 2. (d):
(d) loss resulting directly or indirectly from any acts of any director or trustee of the Insured other than one employed as a salaried, pensioned or elected official or an Employee of the Insured, except when performing acts coming within the scope of the usual duties of an Employee, or while acting as a member of any committee duly elected or appointed by resolution of the board of directors or trustees of the Insured to perform specific, as distinguished from general, directorial acts on behalf of the Insured;
3.	The following paragraph is substituted for Exclusions, Section 2. (u):
(u) all fees, costs and expenses incurred by the Insured:
(1)	in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense; or

(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 4	FN0041
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
COMPUTER SYSTEMS FRAUD
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
I.
The bond is hereby amended by adding an additional Insuring Agreement to the bond as follows:
COMPUTER SYSTEM FRAUD
Loss resulting directly from a fraudulent
(1)	entry of Electronic Data or Computer Program into, or

(2)	change of Electronic Data or Computer Program within

any Computer System operated by the insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;
provided that the entry or change causes
(a)	Property to be transferred, paid or delivered,

(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c)	an unauthorized account or a fictitious account to be debited or credited.
II.
In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith
(i)	on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(ii)	on an instruction transmitted by Tested telex or similar means of tested communication (except a Telefacsimile Device) identified in the application for this bond purportedly sent by a customer, financial institution or automated clearing house.
The following Definitions, applicable to the Computer Systems Fraud Insuring Agreement, are added:

III. DEFINITIONS
(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

(B) Computer System means
(1)	computers with related peripheral components, including storage components wherever located,

(2)	Systems and applications software,

(3)	terminal devices, and

(4)	related communication networks, including the Internet,
by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.
(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

(D) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

(E) Tested means a method of authenticating the contents of a communication by placing a valid test key on which has been agreed upon between the insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

(F) Internet means the worldwide public network of computers, which are commonly referred to as the “internet.”
IV.
For the purpose of the coverage afforded by this Insuring Agreement, the following Exclusions shall be added to the bond:
(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as a source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

(2)	failure or breakdown of electronic data processing media, or

(3)	error or omission in programming or processing;
(D)	loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer’s authentication mechanism;

(E)	loss resulting directly or indirectly from the theft of confidential information.
V.
Solely with respect to the coverage afforded by this Insuring Agreement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that even shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.
VI.
Solely with respect to the coverage afforded by this rider, Exclusions, Section 2.(y) is deleted in its entirety.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 5	FN0050
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
ERISA #2
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	The following shall be included as Insured:
any of the Insured’s Employee Welfare or Pension Benefit Plans now existing or hereafter created or acquired which are required to be bonded under the Employee Retirement Income Security Act of 1974.
2.	“Employee” as used in the attached bond or policy shall include any natural person who is a director or trustee of the Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is trustee, manager, officer or employee of any such Plan.
3.	If the bond or policy, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor implementing Section 13 of the Welfare and Pension Plans Disclosure Act of 1958 to obtain under one or more bonds or policies issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.
4.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond or policy shall be held by the Insured, or if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan is required to carry bonding coverage in accordance with the applicable provisions of said Regulations.
6.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 6	FN0081
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
VOICE INITIATED TRANSFER FRAUD
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
I.
The bond is hereby amended by adding an additional Insuring Agreement to the bond as follows:
1.	The attached bond is amended by adding an Insurance Agreement as follows:
VOICE INITIATED TRANSFER FRAUD
Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer’s account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:
1)	an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer; or

2)	an individual person who is a Customer of the Insured; or

3)	An Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions;

but coverage as is afforded by this Insuring Agreement shall not apply if the voice instruction was not from a person described in 1), 2), or 3) above, provided that:
(i)	such voice instruction was electronically recorded by the Insured and require password(s) or code words (s) given; and

(ii)	if the transfer was in excess of ($50,000), the voice instruction was verified by a call-back according to a prearranged procedure.
II.
Solely for the purpose of the coverage provided by this Insuring Agreement, the following definitions shall apply:
“Customer” means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an Instruction verification mechanism.

“Funds” means Money on deposit in an account.
Solely for the purpose of the coverage provided by this Insuring Agreement, this Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.
Proof of loss for claim(s) under this Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 7	FN0084
This rider effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
FACSIMILE SIGNATURE
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended by adding an additional Insuring Agreement to the bond as follows:
FACSIMILE SIGNATURE
Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker, or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured’s mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured’s having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that
(a)	such facsimile signature is used on a document
(1)	as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)	as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, which may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;
(b)	the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)	this Insuring Agreement shall not apply to any Certificated Securities which are counterfeit.
Solely with respect to this Insuring Agreement, Exclusions, Sections 2. (a) and (e) shall not apply.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 8	FN0088
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
TELEFACSIMILE TRANSFER FRAUD # 1
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	The attached bond is amended by adding an additional Insuring Agreement to the bond as follows:
TELEFACSIMILE TRANSFER FRAUD
Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction
(1)	purports and reasonably appears to have originated from
(a)	a Customer of the Insured,

(b)	another financial institution, or

(c)	another office of the Insured
but, in fact, was not originated by the Customer or entity whose identification it bears and

(2)	contains a valid test code which proves to have been used by a person who was not authorized to make use of it, and

(3)	contains the name of a person authorized to initiate such transfer; and
provided that, if the transfer was in excess of $50,000, the instruction was verified by a call-back according to a prearranged procedure.

In this Insuring Agreement, Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism, and Funds means Money on deposit in an account.

2.	In addition to the Conditions and Limitations in the bond and Computer Systems Fraud Insuring Agreement rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

3.	The exclusion below, as found in the attached bond, does not apply to the Telefacsimile Transfer Fraud Agreement.

“loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United Stated or when covered under Insuring Agreement (A).”
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 9	FN0106
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
AMEND TERMINATION OR CANCELLATION
In consideration of the premium charged, it is hereby understood and agreed that the first paragraph of TERMINATION OR CANCELLATION, Section 12(a), of the CONDITIONS AND LIMITATIONS, of the attached bond is hereby amended by deleting the words “60 days” and replacing them with the words “90 days.”
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 10	FN0007
This rider effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
AMEND COUNTERFEIT CURRENCY #1
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows: Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted in its entirety and replaced with the following:
(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.”
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 11	FN0143
This rider effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
AMEND EXCLUSION (j)
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	It is hereby understood and agreed that Exclusions, Section 2.(j), is hereby deleted in its entirety and replaced with the following:
(j)	damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in Racketeering Activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A).

Solely for the purpose of the coverage afforded by this rider, the term “Racketeering Activity” shall have the meaning as defined in 18 United States Code 1961 et seq., as amended.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 12	FN0015
This rider effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
AMEND FIDELITY #1
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	Insuring Agreement (A) FIDELITY is hereby deleted in its entirety and replaced with the following:
(A)	Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:
(a)	to cause the Insured to sustain such loss; or

(b)	to obtain financial benefit for the Employee or another person or entity.
Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

The term “Loans,” as used in this Insuring Agreement, shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term “Trading,” as used in this Insuring Agreement, shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 13	FN0127
This rider effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
COVERAGE TERRITORY ENDORSEMENT
Payment of loss under this policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”).
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 14	FN0066
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
RELIANCE UPON OTHER CARRIER’S APPLICATION
In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:
1.	In granting coverage under this bond, the Insurer has relied upon the statements and representations contained in the below referenced application (including materials submitted thereto and, if such application is a renewal application, all such previous bond applications and their attachments and materials, for which this bond is a renewal or succeeds in time) as being accurate and complete. It is further understood and agreed that the Organization and Insureds warrant and represent to the Insurer that the statements and representations made in such application were accurate on the date such representations and statements were so given and that in connection therewith the Insureds reaffirm each and every statement made in the application American Home Assurance Co. as accurate as of 7/28/08 as if it was made to the Insurer on such date. All such statements and representations shall be deemed to be material to the risk assumed by the Insurer, and are the basis of this bond and are deemed to be considered as incorporated into this bond.

Form 14 American Home Assurance Co. June 2, 2008
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 15	FN0203
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC. — NOTICE OF CANCELLATION
It is agreed that:
1.	The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancellation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancellation or modification.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative

Rider

Number: 16	FN0204
This endorsement effective on 7/28/08 at 12:01 A.M. standard time, forms a part of Bond No. U708-45016
Issued to: PATRIOT CAPITAL FUNDING, INC.
By: U. S. Specialty Insurance Company
SECURITIES AND EXCHANGE COMMISSION — NOTICE OF CANCELLATION
It is agreed that:
1.	The Underwriter will mark its records to indicate that the Securities And Exchange Commission is to be notified sixty days prior to the cancellation, termination or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Commission but failure to so notify said Commission shall not impair or delay the effectiveness of any such cancellation, termination or modification.
ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By:
Authorized Representative